SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September , 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Launches New Flights between Southern Brazil and Buenos Aires

São Paulo, September 13, 2005 – GOL Linhas Aéreas Inteligentes (Bovespa: GOLL4 e NYSE: GOL), Brazil’s low-fare, low-cost airline , will begin operating direct flights from Porto Alegre in the state of Rio Grande do Sul (10.2 million inhabitants) and Florianópolis in the state of Santa Catarina (5.5 million inhabitants) to Buenos Aires, Argentina, on September 16, 2005. The Company decided to offer these new routes in order to meet customer demand in the southern region of Brazil for travel to Buenos Aires.

GOL’s flights to Buenos Aires, its first international destination, have been very successful since they began eight months ago, as shown by a recent customer satisfaction study. The survey, which was completed by passengers on flights to and from Buenos Aires between April and July of this year, revealed that 83 percent of the Argentine passengers were “very satisfied” or “satisfied” with the airline. The results also showed the public’s loyalty to the brand, with more than 92 percent of respondents saying they would fly GOL again and 89 percent of respondents saying they would “definitely” recommend GOL’s services to friends and family.

“We believe that there is considerable demand for these flights, particularly given that Santa Catarina and Rio Grande do Sul are Brazilian States with strong economic, cultural and tourism ties to Argentina,” said Tarcísio Gargioni, Vice-president of Marketing and Services for GOL. “In offering flight options between Santa Catarina and Buenos Aires, we intend to attract Argentine tourists that have a particular interest in the beaches of this region of Brazil. The non-stop flight between Porto Alegre and Buenos Aires during the week will cater to corporate clients who travel between the region and Argentina ,” he added.

Origin	Destination	Frequency	Departure (Brasilia Time)	Arrival (Brasilia Time)
Porto Alegre (RS)	Buenos Aires (Argentina)	Monday through Friday	12 Noon	2:15 PM
Buenos Aires (Argentina)	Porto Alegre (RS)	Monday through Friday	3:30 PM	5 PM
Florianópolis (SC)	Buenos Aires (Argentina)	Weekends	12 Noon	2:10 PM
Buenos Aires (Argentina)	Florianópolis (SC)	Weekends	3:30 PM	5:30 PM

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 370 daily flights to 42 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004. For more information, fli ght times and fares, please access our site at www.voegol.com.br or call 0300-789- 2121 in Brazil, 0810-266- 3131 in Argentina, or 55 11 2125-3200 from overseas. GOL: here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil and Latin America
MVL Comunicação (São Paulo)
Juliana Cabrini or Roberta Corbioli
Ph: (5511) 3049-0343 / 0341
e-mail: juliana.cabrini@mvl.com.br

Media – U.S. and Europe
Gavin Anderson & Company (New York)
Gabriela Juncadella
Ph: 212-515-1957
e-mail: gjuncadella@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.